Mail Stop 6010

April 11, 2007

<u>Via Facsimile and U.S. Mail (781-663-5977)</u>

Mr. Jeffrey D. Capello
Senior Vice President and Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re: PerkinElmer, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 8-K dated January 25, 2007**
> **File No. 1-05075**

Dear Mr. Capello:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Restructuring (Reversals) and Integration Charges, Net, page 30

1.   We note the table summarizing your restructuring accrual balances and related activity by restructuring plan during the last three fiscal years as well as your discussion about the principal actions of each plan and when you anticipate the remaining payment will be completed. Please refer to SAB Topic 5-P.4 and, in future filings, please provide a discussion in MD&A that addresses the following:

·   Quantify the expected effects on future earnings and cash flows resulting from the exit plan - for example, reduced depreciation, reduced employee expense, etc.
·   Disclose the initial period in which you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.
·   Identify the income statement line items to be impacted - for example, cost of sales; marketing; selling, general and administrative expenses; etc.
·   Discuss whether the actual savings anticipated by the exit plan are achieved and describe how the outcome will likely impact future operating results and liquidity.

Financial Statements, page 51

Note 1. Nature of Operations and Accounting Policies, page 58

Intangible Assets, page 60

2.   You currently disclose that your impairment test for goodwill "consists of a comparison of the fair value of the intangible asset with its carrying amount." Given the significance of your goodwill, please tell us and revise future filings to disclose in more detail how you assess goodwill for impairment. For example, it is not clear from your current disclosure whether you test goodwill for impairment at the reporting unit level as required by paragraph 18 of SFAS 142. Additionally, under that guidance, "[i]mpairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value." We noted no discussion of the two-step impairment test described in paragraphs 19–22 of SFAS 142.

Note 2: Acquisitions, page 62

3.   We note your disclosure here, on page 74 and in MD&A on page 37 that you were assisted in performing assessments of the value of your intangible assets by valuation consultants. Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement. Otherwise, you may revise the filing, as appropriate.

Note 22: Industry Segment and Geographic Area Information, page 91

4.   In future filings, please include explanations of the measurement of your segment profit and segment assets required by paragraphs 31(b) and (c) of SFAS 131.

5.   Consistent with paragraph 32 of SFAS 131, in future filings you should separately identify and describe all significant reconciling items.

Form 8-K dated January 25, 2007

6.   Under "Use of Non-GAAP Financial Measures" you disclose that the earnings announcement contains non-GAAP financial measures of revenue and revenue growth. Please tell us where you included these non-GAAP financial measures in the announcement and all of the disclosures and reconciliations required by Regulation G.

7.   You disclose that your non-GAAP measures exclude the impact of foreign exchange, acquisitions, amortization of intangible assets, stock option expense, impairment and restructuring charges because these items are "outside of [y]our ongoing core business operations." This explanation appears to be overly general. For example, based upon that explanation it is not clear why you would not also exclude items such as gains on dispositions, net, gains on dispositions of investments, net, and resolution of prior year tax contingencies. Please tell us and revise future filings to disclose more clearly and precisely the nature of the adjusting items, so that an investor, by using that description, can consistently identify the amounts that should be excluded in calculating the non-GAAP measure in each reported period. Otherwise, please advise us.

Mr. Jeffrey D. Capello
PerkinElmer, Inc.
April 11, 2007
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant